Blubuzzard, Inc.

640 Douglas Avenue

Dunedin, Florida 34698

August 31, 2021

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christopher Dunham, David Link

Re: Blubuzzard, Inc.

Request to Withdraw Registration Statement on Form 10-12G

Filed: July 7, 2021

File No. 000-56019

Dear Sirs:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Blubuzzard, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form 10 (SEC File No. 000-56019), filed by the Company on July 7, 2021 (the “Registration Statement”), in connection with the registration of the Company’s common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company reserves the right to resubmit the Registration Statement at a future date.

In the absence of this withdrawal application, pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 Registration Statement would automatically become effective 60 days after the initial filing of the Form 10 Registration Statement. The Company believes that it is in the best interest of the Company to withdraw the Registration Statement prior to the effective date. Accordingly, the Company respectfully requests that Form 10 Registration Statement be withdrawn effective as of the date hereof or at the earliest practical date but in any event prior to September 5, 2021.

If you have any questions or require additional information, please do not hesitate to contact the undersigned at (727) 424-3277, or Thomas DeNunzio, attorney-in-fact for the undersigned at (401) 641-0405.

Sincerely, Blubuzzard, Inc.

/s/ James Xilas
By:	James Xilas
Title:	Chief Executive Officer

cc:	Thomas DeNunzio, Attorney-In-Fact

LIMITED POWER OF ATTORNEY

August 25, 2021

KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Thomas DeNunzio, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for such person and in his name, place and stead, in any and all capacities, to communicate with the Security and Exchange Commission (“SEC”) staff and receive comment letters pursuant to a Form 15-12G filed on June 4, 2021 and a Form 10-12G filed on July 7, 2021. This Limited Power of Attorney replaces and supersedes in its entirety that Limited Power of Attorney previously executed by the undersigned. Mr. DeNunzio is authorized to sign electronically or otherwise, all SEC forms including exhibits and SEC correspondence granting unto said attorney-in-fact and agent, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, any of the undersigned’s responsibilities to comply with, or any liability for the failure to comply with any provision of the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended. The limited power of attorney is effective at the date first written above and will continue until the aforesaid Form 10 registration statement becomes effective or is withdrawn unless earlier revoked by the undersigned by written notice to attorney-in-fact. The Limited Power of Attorney may be filed with the SEC as a confirming statement of the authority granted herein.

Blubuzzard, Inc.

BY: /s/ James Xilas

James Xilas, as

CEO, President and Director